July 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  John Reynolds
            Duc Dang

Re:   Renaissance Acquisition Corp.
      Registration Statement on Form S-1 File No. 333-134444
      ------------------------------------------------------

Ladies and Gentlemen:

         At the request of Renaissance Acquisition Corp., a Delaware corporation
(the "Company"), we are responding to comments raised by the Staff of the
Securities and Exchange Commission (the "Commission") in the comment letter dated June 30, 2006 from John Reynolds of the Commission to Barry Florescue,
Chairman and Chief Executive Officer of the Company relating to the Registration
Statement on Form S-1 of the Company initially filed with the Commission on May
24, 2006 (the "Registration Statement").

         We have simultaneously filed Amendment No. 1 to the Registration
Statement and have attached a marked copy of such Amendment indicating the changes the Company has made to the Registration Statement in response to the
Staff's comments as well as certain additional changes. Specifically, please be advised that in addition to responding to the Staff's comments, the Company has decreased the number of Units being offered under the Registration Statement from 14,500,000 Units to 13,000,000

Units, and the over-allotment option has been correspondingly decreased from
2,175,000 Units to 1,950,000 Units. Further, all corresponding references to shares of common stock and warrants comprising the Units have also been changed to reflect the decrease in the offering amount. In addition, the Company has effected a 1-for-1.1153846 reverse stock split of its common stock to reflect the decrease in the number of Units being offered.

         The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:
-----------------------

GENERAL
-------

1.       Comment: Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

         Response: The Company advises the Staff that, prior to the effectiveness of the Registration Statement, it will either provide a copy of the letter, or a call, from the NASD, to provide the confirmation the Staff requested.

PROSPECTUS COVER PAGE
---------------------

2.       Comment: We note that you intend to list your securities on the
         American Stock Exchange. Please advise us of the standard and criteria you intend to list under.

         Response: The Company intends to meet the American Stock Exchange's listing standard number 3, which requires a market capitalization of
         $50 million, the market value of the public float to be $15 million and a minimum share price of $2.00.

PROSPECTUS SUMMARY, PAGE 1
--------------------------

3.       Comment: We note the disclosure on page seven that it is your
         "understanding and intention in every case to structure and consummate a business combination in which approximately 19.99% of the public stockholders may exercise their conversion rights and the business combination will still go forward." In the appropriate section, please revise to clarify whether the 19.99% threshold could be lowered or increased by the company after the completion of your public offering.

         Response: The Company has revised the Registration Statement on pages 7 and 35 in accordance with the Staff's comment.

RISK FACTORS, PAGE 11
---------------------

4.       Comment: Please revise the subheading to risk factor six to disclose the risk associated with the disclosed factual condition.

         Response: The Company has revised the Registration Statement on page 13 in accordance with the Staff's comment.

5.       Comment: We note in risk factor nine that you cannot ascertain the risks associated with any particular industry because you are not limited to any industry. There also appears to be a risk associated with the fact that management may not have adequate experience with the industry of a target, resulting in an inability to evaluate such target. Please revise to address the noted risk or advise why such risk is not material.

         Response: The Company has revised the Registration Statement on page 15 in accordance with the Staff's comment.

USE OF PROCEEDS, PAGE 20
------------------------

6.       Comment: We note that your search and consummation of a business combination will be primarily funded with interest from the trust account. Please revise to discuss your expectations associated with the interest to be earned on

         the funds in trust. Clarify if initial shareholders are obligated to advance you funds if the interest disbursements are not provided when expenses are incurred.

         Response: The Company has revised the Registration Statement on page 23 in accordance with the Staff's comment.

7.       Comment: We note that you may use a portion of the interest earned to pay a "no-shop" provision. Is there any possibility that such payment would be able to deplete all of your non-trust funds? If so, how do you intend to fund your search efforts? Please revise accordingly.

         Response: The Company has revised the Registration Statement on page 24 in accordance with the Staff's comment.

PROPOSED BUSINESS, PAGE 27
--------------------------

8.       Comment: Please tell us the factors you considered in determining to value this offering at $87,000,000. What factors did you consider when determining that you might need $81,950,000 in the trust fund to effect the business combination contemplated by the registration statement?

         Response: The Company has revised the Registration Statement on page 30 in accordance with the Staff's comment to provide more detailed discussion of the determination of the offering price and the amount of the net proceeds from the offering and sale of the warrants.

9.       Comment: We note that you are not limited to any industry. Please revise to discuss in detail your intended search activities. How will you evaluate companies that management does not have expertise in?
         Clarify if you will be required to seek third party assistance. If management is not familiar with a type of industry or business, clarify how it will determine that such companies are in the best interest of the stockholders.

         Response: The Company has revised the Registration Statement on page 31 in accordance with the Staff's comment to discuss its use of consultants and advisors under certain circumstances.

10.      Comment: At the bottom of page 27, we note that you cannot assure that you can combine with a business on "favorable terms." Please revise to clarify your use of the quoted term.

         Response: The Company has revised the Registration Statement on page 31 in accordance with the Staff's comment.

11.      Comment: We note the disclosure on page 28 that you will "generally focus on cash flow positive companies" and those that "have historically exhibited the ability to increase revenues on an annual basis." Since you "generally" intend to focus on companies with the noted attributes, please revise to discuss the circumstances that would lead you to consider a company that is not "cash flow positive" or does not "exhibit the ability to increase revenues on an annual basis."

         Response: The Company has revised the Registration Statement on page 32 in accordance with the Staff's comment.

12.      Comment: We note that financial condition is one of the criteria you will consider. Please elaborate. Are you referring companies with a positive financial condition or those with negative or weak conditions?
         Clarify if you are able to acquire an under performing company that is suffering losses. If so, clarify if, in that circumstance, your management will be required to remain with the company. If not, clarify what would be the purpose of acquiring an underperforming company and retaining its underperforming management.

         Response: The Company has revised the Registration Statement on page 32 in accordance with the Staff's comment to state that the Company may acquire an underperforming company if it has long-term potential or its business could be grown under the leadership of the Company's management.

13.      Comment: We note the list of criteria you have included on pages 28 and 29. The list you have seems very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors could make an informed decision. For example, we note that you are able to seek out third party finders or consultants. If you were to seek out a third party finder, it would appear you would have to provide them with a list of criteria they would be able to use to narrow their search. In such event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important to investors. Please revise accordingly or advise.

         Response: The Company believes that criteria set forth on page 32 encompass the factors that it will use in evaluating a prospective business combination. The Company intends to share these factors with any third party finders it uses to locate potential acquisition candidates. Since the Company has not identified any candidate, the factors at this stage are of necessity general. Nevertheless, the
         Company has revised the Registration Statement on page 32 in accordance with the Staff's comment by revising the criteria and providing more specific information as to how it would use these criteria to evaluate the business.

14.      Comment: On page 29, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding the valuation of the target.

         Response: The Company has revised the Registration Statement on pages
         32 and 33 in accordance with the Staff's comment.

15.      Comment: We note that any opinion obtained would be limited to whether or not the target is worth 80 percent of net assets. We also note that you may acquire a company by issuing shares. In the event that you issue shares in order to acquire a target and such issuance causes the investors in this offering to collectively become minority shareholders, clarify if you would be required to obtain an opinion or independently opine whether the transaction is fair to your shareholders.

         Response: The Company has revised the Registration Statement on page 33 in accordance with the Staff's comment.

16.      Comment: We note that any opinion you obtain will not be filed with the commission and that stockholders will have to request such opinion.
         Please explain the basis for your belief that any opinion obtained is not required to be filed with the Commission.

         Response: The Company has revised the Registration Statement on page 33 in accordance with the Staff's comment.

17.      Comment: We note that you will have to comply with Delaware General
         Corporation Law in order to dissolve the company if you are not able to consummate a business combination within 24 months, at the maximum.
         Please revise to disclose the procedures by which the dissolution will take place. Will the dissolution have to be voted upon before the liquidation of the trust? If so, clarify if the initial shareholders are required to vote for dissolution.

         Response: The Company has revised the Registration Statement on pages
         35 through 37 in accordance with the Staff's comment.

18.      Comment: If there are any voting procedures required for the dissolution of your company, it would appear to present a material risk that a majority of shareholders could vote against dissolution. Please revise to discuss that scenario here and in the risk factors section, or advise. Also, please revise to discuss the implications, including the applicability of the Investment Company Act of 1940, that would result if shareholders voted not to dissolve the company.

         Response: The Company has revised the Registration Statement on pages
         14, 15, 21 and 37 in accordance with the Staff's comment.

19.      Comment: Please revise to discuss the applicability of debtor/creditor and bankruptcy laws to your dissolution process.

         Response: The Company has revised the Registration Statement on pages
         36 and 37 in accordance with the Staff's comment.

20.      Comment: We note that your certificate of incorporation states that your business purpose is to engage in any lawful business. Please revise to clarify if

         that remains the business purpose even if you are not able to complete a business combination before the 18/24 month termination date.

         Response: The Company has revised the form of Amended and Restated
         Certificate of Incorporation attached to the Registration Statement as
         Exhibit 3.1 to indicate that if a business combination is not consummated before the 18/24 termination date, the purpose of the
         Company after distribution of the trust will become effecting and implementing the dissolution and liquidation of the Company. We have further revised the Certificate of Incorporation to indicate that the officers of the Corporation shall take all such action as necessary to dissolve and liquidate the Corporation as soon as reasonably practicable.

21.      Comment: Please revise to discuss the efforts made to ensure that Barry
         Florescue is able to satisfy any obligations he may have to assume your debts and liabilities.

         Response: The Company has revised the Registration Statement on pages
         13 and 36 in accordance with the Staff's comment.

22.      Comment: On page 33, we note that "because [you] are obligated to obtain the waiver agreements described above, the funds held in trust should be excluded from the claims of any creditors who executed such agreements...." Please revise to reconcile the noted disclosure with risk factor seven.

         Response: The Company has revised the Registration Statement on page 13 in accordance with the Staff's comment.

23.      Comment: In your table captioned "comparison to offerings of blank check companies," please revise to include the comparison of dissolution under your structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

         Response: The Company has revised the Registration Statement on page 42 in accordance with the Staff's comment. Under the structure currently contemplated, no vote of stockholders would be required prior to the distribution of the funds in the trust account, accordingly, dissolution would be similar under the Company's structure and the structure required under Rule 419.

MANAGEMENT, PAGE 39
-------------------

24.      Comment: We note the disclosure concerning the success of the private companies controlled by Barry Florescue. In particular, we refer to the disclosure of the income, asset, and revenue growth of the private companies. Please explain the relevance of such disclosure to your current business plans.

          Response: The Company has deleted the references to the performance on the companies with which Mr. Florescue has been involved from page 43 in accordance with the Staff's comment.

25.      Comment: We note the reference to Century Bank in Mr. Florescue's biographical disclosure. Please revise to discuss his title and role during his tenure with Century Bank.

         Response: The Company has revised the Registration Statement on page 43 in accordance with the Staff's comment.

26.      Comment: We note from Mr. Florescue's biographical disclosure that he is currently a chairman and officer/owner of three different companies.
         It is not clear how he will be able to participate in your business activities as your chief executive officer due to those affiliations.
         In the appropriate sections, please clarify how he intends to participate in your day to day search, negotiations, and due diligence activities.

         Response: The Company has revised the Registration Statement on pages
         38 and 48, in accordance with the Staff's comment.

27.      Comment: We note the companies listed under Stanley Kreitman that he served as directors for. Please revise to disclose the time frame he was a director for those companies. Also disclose the time frame he was associated with Century Bank.

         Response: The Company has revised the Registration Statement on page 44 in accordance with the Staff's comment.

28.      Comment: We note the disclosure towards the bottom of page 41 that you believe management's experience provides you with a competitive advantage in evaluating targets. Please revise to clarify if the noted
         disclosure implies that the other blank check companies' managements are not as qualified as yours. If they are as qualified as yours, it would appear that you do not have a competitive advantage. Please revise or advise.

         Response: The Company has revised the Registration Statement on page 46 in accordance with the Staff's comment.

29.      Comment: Throughout the document and at the bottom of page 41, you disclose that your management has extensive experience in activities that are essentially related to your business purpose. Please revise this section to clearly disclose the specific experience. For instance, you disclose that management has experience in "purchasing and operating companies." Following that statement, revise to disclose the individual(s) and the affiliation that lead to that experience. Also, discuss the experiences you believe that provides management with the ability to evaluate companies in all industries, as you are not limited in your search to a particular industry.

         Response: The Company has revised the Registration Statement on pages
         45 and 46 in accordance with the Staff's comment. The Company acknowledges that its management may not independently be able to evaluate businesses in all industries, but as indicated in the
         Registration Statement, would likely retain consultants and advisors in connection with any potential business combination outside of the industries in which it has experience.

30.      Comment: We note that none of the special advisors own shares in the company. Please revise to clarify if such advisors serve without compensation. If so, explain to investors why the advisors would render their services without compensation. Also, clarify the duties owed by the special advisors to Renaissance, such as contractual or fiduciary obligations.

         Response: The Company has revised the Registration Statement on page 45 in accordance with the Staff's comment.

CONFLICTS OF INTERESTS, PAGE 44
-------------------------------

31.      Comment: We note that it is possible for the company to acquire a target that is related or has preexisting relationships with members of management. Please revise your risk factors section to highlight this risk and conflict of interest.

         Response: The Company has revised the Registration Statement on page 17 in accordance with the Staff's comment.

32.      Comment: Please revise to discuss in this section management's ability to negotiate a relationship with the merged entity.

         Response: The Company has revised the Registration Statement on page 49 in accordance with the Staff's comment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 47
-------------------------------------------------------

33.      Comment: We note the disclosure on page 47 that Mr. Florescue is your promoter. Considering the definition of the term promoter in Rule 405 of Regulation C, please advise why the other initial stockholders are not also promoters of the company.

         Response: The Company has revised the Registration Statement on page 51 in accordance with the Staff's comment to include the Company's other executive officer, as it is the Company's view that only its executive officers took initiative in founding and organizing the business or enterprise of the Company as provided in the definition of the term promoter.

34.      Comment: It is not clear how you can disclose that future transactions will be on terms believed to be "no less favorable" when such transactions will be in the future when current management may not even be involved with the company. Please revise to explain.

         Response: The Company has provided in its Audit Committee Charter that the Audit Committee must approve any related-party transactions. The
         Company intends that this will ensure that such transactions will be on terms believed by it to be no less favorable to its than are available from unaffiliated third parties.

35.      Comment: In note E to the financial statements, we note that you may also engage in business with Century Bank. Please advise why such disclosure is not included in this section.

         Response: The Company has revised the Registration Statement on page 52 in accordance with the Staff's comment.

UNDERWRITING, PAGE 53
---------------------

36.      Comment: We note the contingent nature of part of the underwriters'
         compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

         Response: The Company has revised the Registration Statement on page 59 in accordance with the Staff's comment.

FINANCIAL STATEMENTS, PAGE 48
-----------------------------

37.      Comment: Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

         Response: The Company has attached a currently dated consent as Exhibit
         23.1 to the Amendment and will consider the updating requirements of
         Rule 3-12 of Regulation S-X.

NOTES TO FINANCIAL STATEMENTS
-----------------------------
NOTE C, PROPOSED OFFERING, F-8
------------------------------

38.      Comment: Given that the offer and sale of the warrants and the securities underlying the warrants (including the warrants and the underlying securities in the UPO and the private placement offering)
         are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely

         updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF
         00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that
         nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table, page 24 and the summary financial data, as adjusted page 10. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

                   Response: The Company has revised the terms of the warrants to provide that no warrants will be exercisable and the Company will not be obligated to issue shares of common stock unless, at the time a holder seeks to exercise, a prospectus relating to the common stock issuable upon exercise of the warrants is current or the Company has subsequently registered with the Commission the shares of common stock issuable upon exercise of the warrant and that a prospectus relating to the common stock issuable upon exercise of the warrants is current. The
         Company has added a risk factor in the Registration Statement to highlight this fact. See pages 20 and 21 of the Registration Statement.
         In this regard, pursuant to the terms of the warrant agreement, the
         Company will only be required to use its best efforts to register the resale of the shares of common stock issuable upon exercise of the warrants and maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. If a registration statement covering the shares of common stock issuable upon exercise of the warrants has not been declared effective at the time of exercise of the warrants, then the warrant agreement provides that the Company is not obligated to deliver any shares of common stock (other than with respect to the insider warrants, with respect to which the Company is not obligated to issue common stock that is registered for resale) until such time as a registration statement has been declared effective. In such event, the
         Company will continue to use its best efforts to register the shares of common stock issuable upon exercise of the warrants. As a result, the
         Company believes that the warrants should be classified as a permanent equity instrument because there are no contractual circumstances under which the Company would be required to net cash settle.

NOTE F - COMMITMENTS AND OTHER MATTERS, F-10
--------------------------------------------

39.      Comment: We note that you agreed to pay warrant solicitation fee to
         Ladenburg Thalmann & Co. Please revise your footnote disclosure to include the material terms of this commitment.

         Response: The Company and Ladenburg Thalmann & Co. have determined not to proceed with the warrant solicitation fee. Accordingly, it has not been added to the footnote disclosure and the other references thereto have been deleted from the prospectus.

ITEM 13 - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION, PAGE II-1
----------------------------------------------------------------

40.      Comment: It is not clear why you have included the cost of directors and officers liability insurance premiums in your table of estimated expenses payable in connections with the offering. Please advise or revise to remove this item from your table.

         Response: The Company has removed such item from page II-1 of the
         Registration Statement in accordance with the Staff's comment.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-4
--------------------------------------------------

41.      Comment: It appears that an investment decision has already been made regarding the "insider warrants." Please revise to include those in this section.

         Response: The Company has revised the Registration Statement on page
         II-4 in accordance with the Staff's comment.

UNDERTAKINGS, PAGE II-5
-----------------------

42.      Comment: Please review Item 512 of Regulation S-K and revise this section accordingly.

         Response: The Company has revised the Registration Statement on page
         II-5 in accordance with the Staff's comment.

          On behalf of the Company we have arranged for delivery to the attention of each of John Reynolds and Duc Dang of the Commission via Federal
Express for overnight delivery five copies of this response letter together with marked copies of Amendment No. 1 to the Registration Statement.

          We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the mean time, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at
(212) 698-3679.

Sincerely,

/s/ Gerald Adler
----------------
Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc:    Barry W. Florescue, Chairman and Chief Executive Officer